UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: June 9, 2015

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants’ Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K consists of the media release of UBS AG and UBS Group AG which appears immediately following this page.

9 June 2015

News Release

UBS announces expected effective date of UBS AG’s asset transfer to UBS Switzerland AG

Zurich/Basel, 9 June 2015 – As previously announced, UBS AG will transfer its Retail & Corporate and Wealth Management business booked in Switzerland to UBS Switzerland AG. UBS expects this transfer to become effective on 14 June 2015 (the asset transfer date). UBS may decide to defer the asset transfer date and, if it does so, will announce such deferral.

Under the terms of the asset transfer agreement, UBS Switzerland AG will be jointly liable for the contractual obligations of UBS AG existing on the asset transfer date. Under the Swiss Merger Act, UBS AG will be jointly liable for obligations existing on the asset transfer date that are transferred to UBS Switzerland AG. Neither UBS AG nor UBS Switzerland AG will have any liability for new obligations incurred by the other entity after the asset transfer date. Accordingly, any new contractual obligations of UBS AG, including in connection with debt instruments of any kind with a settlement date occurring only after the asset transfer date, are not covered by UBS Switzerland AG’s contractual joint liability.

UBS Group AG and UBS AG

Investor contact

Switzerland: +41-44-234 41 00

Media contact

Switzerland: +41-44-234 85 00

UK: +44-207-567 47 14

Americas: +1-212-882 58 57

APAC: +852-297-1 82 00

www.ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-200212) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; and 333-200665) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By:	/s/ David Kelly
Name: David Kelly
Title: Managing Director

By:	/s/ Sarah M. Starkweather
Name: Sarah M. Starkweather
Title: Executive Director

UBS AG

By:	/s/ David Kelly
Name: David Kelly
Title: Managing Director

By:	/s/ Sarah M. Starkweather
Name: Sarah M. Starkweather
Title: Executive Director

Date: June 9, 2015